FORM 4


                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

        Filed pursuant to Section 16(a) of the Securities Exchange Act of
            1934, Section 17(a) of the Public Utility Holding Company
                       Act of 1935 or Section 30(f) of the
                         Investment Company Act of 1940

__ Check this box if no longer       OMB Approval
subject to Section 16.  Form 4 or    OMB Number - 3235-0287
Form 5 obligations may continue.     Expires: December 31, 2001
See Instruction 1(b)                 Estimated average burden hours per response
                                      - 0.5


1.       Name and Address of Reporting Person*

         Icahn             Carl             C.
         (Last)            (First)          (Middle)

         c/o Icahn Associates Corp.
         767 Fifth Avenue, Suite 4700
                      (Street)

         New York             New York             10153
         (City)               (State)


2.       Issuer Name and Ticker or Trading Symbol

                  Vector Group, Ltd. (VGR)


3.       IRS or Social Security Number of Reporting Person (Voluntary)


4.       Statement for June, 2001
                            (Month/Year)


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)
(v).


5.       If Amendment, Date of Original
                           (Month/Year)

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6.       Relationship of Reporting Person to Issuer
                           (Check all applicable)

______ Director                  x       10% Owner
                           _____________

______ Officer             ________      Other (specify below)
  (give title below)


7.       Individual or Joint/Group Filing (check applicable line)

         _____ Form filed by One Reporting Person

           x   Form Filed by More than One Reporting Person
         ______



 Table I (A)- Non-Derivative Securities Acquired, Disposed of, or Beneficially
                                     Owned

1.       Title of Security
              (Instr. 3)

         Common Stock, $0.10 par value ("Shares")


2.       Transaction Date
         (Month/Day/Year)

         6/22/01


3.       Transaction Code (Instr. 8)

         Code                       V
         P


4.       Securities Acquired (A) or Disposed of (D)
                  (Instr. 3, 4 and 5)

         Amount   (A) or (D)                Price
                200      A                  $28.15


5.       Amount of Securities Beneficially Owned at End of Month
                                    (Instr. 3 and 4)

                            4,380,478

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6.       Ownership Form: Direct (D) or Indirect (I)
                           (Instr. 4)

                                    I


7.       Nature of Indirect Beneficial Ownership
                           (Instr. 4)

                       See Explanation



Table I (B)- Non-Derivative Securities Acquired, Disposed of, or Beneficially
                                     Owned


1.       Title of Security
              (Instr. 3)

         Common Stock, $0.10 par value ("Shares")


2.       Transaction Date
         (Month/Day/Year)
         6/29/01

3.       Transaction Code (Instr. 8)
         Code                       V
         P


4.       Securities Acquired (A) or Disposed of (D)
                  (Instr. 3, 4 and 5)

         Amount   (A) or (D)                Price
         750,000       A                    $29.70


5.       Amount of Securities Beneficially Owned at End of Month
                                    (Instr. 3 and 4)
                           4,380,478


6.       Ownership Form: Direct (D) or Indirect (I)
                           (Instr. 4)

                           I
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7.       Nature of Indirect Beneficial Ownership
                           (Instr. 4)

                       See Explanation



  Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
          (e.g., puts, calls, warrants, options, convertible securities)


1.       Title of Derivative Security
                  (Instr. 3)


         6.35% Convertible Subordinated Notes due 2008 (the "Notes")

2.       Conversion of Exercise Price of Derivative Security - $36,531


3.       Transaction Date
         (Month/Day/Year) - 6/29/01


4.       Transaction Code
              (Instr. 8)

         Code                       V
           P


5.       Number of Derivative Securities Acquired (A) or Disposed of (D)
                           (Instr. 3, 4 amd 5)

                          (A)                          (D)

                  $20,000,000 - principal


6.       Date Exercisable and Expiration Date
                   (Month/Day/Year)

         Date Exercisable                            Expiration Date

         6/29/01                                     7/15/08

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7.       Title and Amount of Underlying Securities
                                (Instr. 3 and 4)

           Title                              Amount or Number of Shares

       Common Stock, $0.10 par value                    547,481


8.       Price of Derivative Security
                  (Instr. 5)

                  $20,000,000


9.       Number of Derivative Securities Beneficially Owned at End of Month
                           (Instr. 4)

                  $20,000,000 principal


10.      Ownership Form of Derivatives Security: Direct (D) or Indirect (I)
                                    (Instr. 4)

                                 I


11.      Nature of Indirect Beneficial Ownership
               (Instr. 4)

         See Explanation

Explanation of Responses:
Assuming future conversion of the Notes into 547,481 Shares, High River Limited Partnership (High River) directly beneficially owns 4,927,959 Shares. As a general partner of High River, Barberry Corp. (Barberry) may be deemed to own beneficially 4,927,959 Shares as to which High River possesses direct beneficial ownership. Mr. Icahn may, by virtue of his ownership of 100% interest in Barberry, be deemed to beneficially own 4,927,959 Shares as to which High River possesses direct beneficial ownership. Each of Mr. Icahn and Barberry disclaim beneficial ownership of such Shares for all other purposes. Ms. Gail Golden, the spouse of Mr. Icahn, directly beneficially owns 12,548 Shares. Mr. Icahn disclaims beneficial ownership of Shares directly beneficially owned by Ms. Golden.


                     ________________________________           July 5, 2001
                     **Signature of Reporting Person                 Date
                       Carl C. Icahn

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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                             JOINT FILER INFORMATION



Name:             High River Limited Partnership

Address:          100 South Bedford Road
                  Mt. Kisco, New York 10549

Designated
  Filer:          Carl C. Icahn

Issuer:           Vector Group, Ltd.

Statement
for:              June, 2001

Signature:        Barberry Corp., as General Partner



       By: _____________________________
           Name: Robert J. Mitchell
           Title:   Authorized Signatory


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                             JOINT FILER INFORMATION



Name:             Barberry Corp.

Address:          100 South Bedford Road
                  Mt. Kisco, New York 10549

Designated
  Filer:          Carl C. Icahn

Issuer:           Vector Group, Ltd.

Statement
of:               June, 2001

Signature:        Barberry Corp.



       By: _____________________________
           Name: Robert J. Mitchell
           Title:   Authorized Signatory




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